02028169

TELEFAX

02 APR -1 AM 8:00

82-3185

UniCredito Italiano

DA/*FROM* **UniCredito Italiano**

DIREZIONE CENTRALE

LEGALE E AFFARI SOCIETARI

Sig.ra Pellini **Tel. 02.8862.5677**

Fax 02.8862.5674

e-mail pellinir@gruppocredit.it

A/*TO* **UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

Attenzione
Attention

SUPPL

N° di pagine (compresa questa): 4
N° of pages (including this):

NOTE: EXSTRAORDINARY AND ORDINARY SHAREHOLDERS MEETING

PROCESSED

APR 10 2002

THOMSON FINANCIAL

R.Pellini

Nel caso in cui la trasmissione fosse poco chiara o incompleta, Vi preghiamo di contattarci al numero di telefono.

Should the transmission be not sufficiently clear or incomplete, please dial

dlw 4/1

UniCredito Italiano

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
U.S.A.

Milan, March 28th, 2002

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary and Ordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on March 28th, 2002.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica" (Italian edition) on March 29th 2002, in the "Financial Times" (European edition) on April 4th, 2002.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legali
/RP

UniCredito Italiano

A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, tax code and Vat number no. 00348170101
and with the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register under Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 2,565,550,389.50 fully paid up.

The Shareholders of UniCredito Italiano are called to an Extraordinary Shareholders' Meeting to be held on April 30, 2002 at 9.00 a.m. in Genoa - via Dante, 1 - and, if necessary, on second and third call, on May 3, 2002 at 9.00 a.m. and May 6, 2002 at 10.30 a.m. respectively, at the same place.
They are also called to an Ordinary Shareholders' Meeting to be held on April 30, 2002 at 9.30 a.m. in Genoa - Via Dante 1 - and, if necessary, on second call on May 6, 2002 at 2.30 p.m., at the same place, or in any case at the end of the Extraordinary Meeting, to discuss and to resolve on the following

AGENDA
Extraordinary Meeting

1. Approval of the the merger plan to incorporate into UniCredito Italiano S.p.A. Banca Cassa di Risparmio di Torino S.p.A., Cassa di Risparmio di Verona Vicenza Belluno e Ancona Banca S.p.A., Cassamarca Cassa di Risparmio della Marca Trivigiana S.p.A., Cassa di Risparmio di Trento e Rovereto S.p.A., Cassa di Risparmio di Trieste Banca S.p.A., Rolo Banca 1473 S.p.A. and Credit Carimonte S.p.A.; following amendments to the by-laws;

2. Mandate to the Board of Directors, in accordance with art. 2443 of the Italian Civil Code, to increase the share capital in one or more instalments, and within the current year, with the exclusion of the option right as provided for by Art. 2441, 8, paragraph of the Italian Civil Code, for the options that the Board of Directors will issue for the subscription of a maximum number of 35,000,000 ordinary shares corresponding to a maximum amount of €17,500,000 at par value, to be reserved to the Executive Personnel of UniCredito Italiano S.p.A., to the ones of the banks and of the companies belonging to the Group, who play key roles in achieving the overall goal definition of UniCredito Italiano Group; following amendments to the by –laws;

3. Amendment to art. 38 of the by-laws concerning the allocation of the net profits of balance sheet.

Ordinary Meeting

1. Presentation of the financial statements as at December, 31 2001 along with the Board of Directors', Auditing company's and Statutory Auditors' report; allocation of net profit for the

year; presentation of the Consolidated Annual Report and of the Annual Social and Environmental Report;

2. Appointment of the Board of Directors prior determination of the number of its members for the three-year period 2002-2004; their office will expire on the approval of the financial statements for the year ending 2004;

3. Resolution to determine the annual emoluments of the Board of Directors and of the Executive Committee pursuant to art. 26 of the Articles of Association;

4. Proposal to get the Company bearing the cost of the emoluments of the Common Representative of holders of savings shares.

The meeting may be attended by the holders of ordinary shares who have received, pursuant to Art. 85 of Decree no. 58 of 24 February 1998, the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.
The dividend approved by the shareholders will be payable starting from 23 May 2002 (with the shares going ex-dividend on 20 May).
Background reports concerning the items on the agenda, together with a copy of the financial statements for the year ended 31 December 2001 of the report of the Auditing Company, will be filed by 15 April 2002 at the company's registered office and headquarters as well as at Borsa Italiana S.p.A., the company that runs the stock market. All shareholders have the legal right to view these materials.
The documentation concerning the first point on the agenda of the extraordinary meeting is filed at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., the company that manages the Stock Exchange, as required by current regulations. Shareholders can require for copy of the above documentation.

It is to point out that the Company, in adhering to the guidelines of the Corporate Governance Code of the Listed Companies, would appreciate that the list of the candidates for the post of directors be deposited with the registered office, together with their curricula vitae, at least 10 days prior to the scheduled shareholders' meeting.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time to make the preliminary proceedings easier and to start the meeting on time.
*As provided for by Art. 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code, by means of a written **proxy notice** on which the shareholder's signature has been **certified** by a member of the Board of Directors, a member of the company's executive staff, a public notary, a consular authority, or the intermediary belonging to the centralized custody and settlement system which has issued the documents required for the vote.*
*Information on attendance procedures is available by calling the toll-free number **800-307-307** on working days between 8:30 a.m. and 1:00 p.m. or between 2:00 and 5:00 p.m.*

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	7891
CONNECTION TEL	+39 2 88625674
SUBADDRESS	
CONNECTION ID	
ST. TIME	03/28 09:41
USAGE T	02'30
PGS.	5
RESULT	OK